SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2006

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: March 30, 2006	By:	Signed:	Donald F. Barnhardt

		Name:	Donald F. Barnhardt
		Title:	Corporate Secretary

Release Date: March 30, 2006
Release Time: Immediate
CPR ANNOUNCES RESIGNATION OF CHIEF FINANCIAL OFFICER
CALGARY — Rob Ritchie, Chief Executive Officer of Canadian Pacific Railway (TSX/NYSE: CP) today announced the resignation of Michael T. Waites, Executive Vice President and Chief Financial Officer, effective April 14, 2006. He also announced that Brian W. Grassby, Vice-President and Comptroller, has been appointed Acting Chief Financial Officer effective immediately.
Mr. Ritchie thanked Mr. Waites for his contributions to CPR’s success since joining the company in 1997. Mr. Waites is leaving to join another Canadian corporation.
Mr. Grassby joined CPR in 2001 as Vice-President and Comptroller. Prior to joining CPR he was Vice President Finance and Secretary of CAE Electronics Ltd. He is a graduate in Commerce from McGill University and is a Chartered Accountant. Mr. Grassby will continue in his current role as Vice-President and Comptroller as well as taking on the responsibilities as Acting Chief Financial Officer.
Canadian Pacific Railway is a transcontinental carrier operating in Canada and the U.S. Its 14,000-mile rail network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. Canadian Pacific Logistics Solutions provides logistics and supply chain expertise worldwide. Canadian Pacific Railway is marking its 125th anniversary in 2006. For more information, visit CPR’s website at www.cpr.ca.

Contacts:
Media	Investment Community
Leslie Pidcock	Paul Bell, Vice-President Investor Relations
Tel.: (403) 319-6878	Tel.: (403) 319-3591
e-mail: leslie_pidcock@cpr.ca	e-mail: investor@cpr.ca